Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement File No. 333-211141

July 13, 2016

Public Offering of Units

TERM SHEET

July 13, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario.

Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Cormark Securities Inc. at ecm@cormark.com or M Partners Inc. at zr@mpartners.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Golden Queen Mining Co. Ltd. (the “Company”)

Common Share Exchange Listing:	TSX: GQM OTCQX: GQMNF

Offering Structure:	Short-form base shelf prospectus offering in Canada and registered Form S-3 public offering in the United States (the “Offering”)

Offering Size:	C$13,000,000

Underwriters:	Cormark Securities Inc. and M Partners Inc. (the “Underwriters”)

Amount:	8,970,000 Units. Each Unit shall consist of one common share and one-half of one common share purchase warrant (a “Warrant”)

Offering Price:	C$1.45 per Unit

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement File No. 333-211141

July 13, 2016

Public Offering of Units

Issue:

8,970,000 Units (a “Unit”)

Each Unit will consist of one Common Share (a “Common Share”) and one-half of one (1/2) Warrant to purchase a Common Share (a “Warrant”)

Each full Warrant entitles its holder thereof to purchase one Common Share at an exercise price of C$2.00 per Warrant Share and is exercisable for a period of 36 months following closing of the Offering.

Over-Allotment Option:	The Company will grant the Underwriters an option to purchase up to an additional 1,345,000 Units at the Offering Price. The Over-Allotment Option shall be exercisable, in whole or in part, at any time and from time to time for up to 30 days from and including the Closing Date.

Use of Proceeds:

The Company intends to use the net proceeds of this Offering, for the repayment of debt and for general corporate and working capital purposes

The Company intends to disburse the funds as will be stated in the Prospectus Supplement. There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary.

Jurisdictions:	The Offering is being made concurrently in the provinces of British Columbia, Alberta and Ontario and in the United States. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Eligibility:

Canada: Eligible for RRSPs, RRIFs, RESPs, TFSAs, and deferred profit sharing plans or registered disability savings plans.

United States: Qualified Institutional Investors.

Holders are urged to consult their own tax advisors with respect to United States and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, holding and disposing of the Units.

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement File No. 333-211141

July 13, 2016

Public Offering of Units

Commission	Cash commission of 6.0% of gross proceeds from the sale of Units pursuant to the Offering. As additional compensation, the Underwriters will be issued broker warrants (the “Broker Warrants”) exercisable to acquire that number of common shares as is equal to 6.0% of the aggregate number of common shares issued pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one common share at a price of $2.00 per common share for a period of 36 months following the Closing Date.

President’s List	Orders placed under the President’s List, up to a maximum of $2,500,000, will be eligible for 2/3rd’s of the full Commission. All other orders will be subject to full Commission.

Approvals:	Prior to the Closing Date, the Company will obtain all requisite regulatory, stock exchange and corporate approvals for the Offering, including conditional approval of the TSX for the listing of any common shares to be issued pursuant to the Offering.

Closing Date:	On or about July 25, 2016, or such other date as may be agreed upon by the Company and the Underwriters. Settlement in T+4 business days.

Syndicate:	Cormark Securities Inc. (1) (2) M Partners Inc.	80% 20%

(1)	Sole Book Runner
(2)	5% work fee

Golden Queen Mining Co. Ltd. has filed a registration statement on Form S-3 (File No. 333-211141), including a prospectus and will file a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for which this communication relates. Before you invest, you should read the registration statement, the prospectus, the prospectus supplement and other documents the Company has filed with the SEC for complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any agent or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Cormark Securities (USA) Ltd. at ecm@cormark.com or at 1(800)461-2275.